April 17, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Voya Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014, Filed February 27, 2015
File No. 001-35897

Dear Mr. Rosenberg:

This letter responds to the comment set forth in the letter, dated April 6, 2015, to Ewout Steenbergen, Executive Vice President and Chief Financial Officer of Voya Financial, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed with the Commission on February 27, 2015 (the “Form 10-K”).

We have addressed the comment in the Staff’s April 6, 2015 letter by reproducing the comment below in bold text and providing the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Fair Value Measurements (excluding Consolidated Investment Entities)

Valuation of Financial Assets and Liabilities at Fair Value

Fixed Maturities, page 287

Comment:

ASC 820 requires fair value disclosures by class of assets and liabilities. The guidance states that fair value measurements will often require greater disaggregation than the line items in the balance sheet. Further, a reporting entity should determine classes based upon the nature, characteristics and risk of the assets and liabilities and by consideration of the level of disaggregated information required under other Topics. Please tell us how your disclosure of the valuation techniques and the inputs used for fair value measurement for your level 2 fixed maturity securities complies with ASC 820-10-50-2bbb. It would appear that, at a minimum, the fixed maturity categories used within the tables on page 197 represent separate classes. Also, except for the portion of fixed maturity securities for which matrix-based pricing is used, your disclosure does not appear to describe the valuation techniques used. Rather, you state that fair values without an active market are obtained through commercial pricing services. Further, with regard to the portion for which matrix-pricing is used, the disclosure does not appear to indicate use of this technique by class nor does it describe the inputs used. Please provide us, for each class of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement.

Response: As disclosed on page 287 in our Form 10-K, the Company has a comprehensive process in place to measure fair value in accordance with ASC 820. This process includes monthly security-by-security price variance reviews; back testing of recent trade prices to current prices; reviews of commercial pricing service policies and sample inquiry into specific prices to ensure compliance with their published policies; and an internal valuation committee to oversee the application of the Company’s pricing policy and process.

In the Company’s judgment, the classification of assets and liabilities included in our Form 10-K is consistent with the standard set forth in ASC 820-10-50-2B, in that each class therein described shares similar natures, characteristics and risks and, with respect to fixed maturities, the assets within each such class largely fall within the same fair value hierarchy level. In order to respond to the Staff’s comment, and to align the classes described in its Fair Value Measurements (excluding Consolidated Investment Entities) footnote (the “FVM Footnote”) with those used on page 197, the Company proposes to modify the classes it describes in its FVM Footnote beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (the “2015 First Quarter 10-Q”), to disaggregate U.S. corporate fixed maturities from U.S. state and municipality fixed maturities - illustrated in bold as of December 31, 2014, as follows:

Voya Financial, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:
Fixed maturities, including securities pledged:
U.S. Treasuries	$3,262.0	$642.0	$—	$3,904.0
U.S. Government agencies and authorities	—	435.9	—	435.9
State, municipalities and political subdivisions	—	694.4	—	694.4
U.S. corporate securities	—	39,658.2	1,082.6	40,740.8
~~U.S. corporate, state and municipalities securities~~		~~40,352.6~~	~~1,082.6~~	~~41,435.2~~
Foreign(1)	—	15,995.5	448.7	16,444.2
Residential mortgage-backed securities	—	6,562.6	94.2	6,656.8
Commercial mortgage-backed securities	—	4,166.2	22.0	4,188.2
Other asset-backed securities	—	1,585.0	10.1	1,595.1
Total fixed maturities, including securities pledged	3,262.0	69,739.8	1,657.6	74,659.4
Equity securities, available-for-sale	215.5	—	56.3	271.8
Derivatives:
Interest rate contracts	—	1,225.0	—	1,225.0
Foreign exchange contracts	—	70.6	—	70.6
Equity contracts	104.7	296.6	81.8	483.1
Credit contracts	—	30.9	10.0	40.9
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	4,924.8	138.5	6.0	5,069.3
Assets held in separate accounts	100,692.4	5,313.1	2.3	106,007.8
Total assets	$109,199.4	$76,814.5	$1,814.0	$187,827.9
Percentage of Level to total	58.1%	40.9%	1.0%	100.0%
Liabilities:
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,970.0	$1,970.0
GMAB/GMWB/GMWBL	—	—	1,586.7	1,586.7
Stabilizer and MCGs	—	—	102.9	102.9
Other derivatives:
Interest rate contracts	—	576.6	—	576.6
Foreign exchange contracts	—	26.8	—	26.8
Equity contracts	8.2	201.7	—	209.9
Credit contracts	—	16.3	19.7	36.0
Embedded derivative on reinsurance	—	139.6	—	139.6

Total liabilities	$8.2	$961.0	$3,679.3	$4,648.5

(1)	Primarily U.S. dollar denominated.

Furthermore, in order to provide readers of the Company’s financial statements with more specific information regarding the valuation techniques and inputs used in the fair value measurement of each class of fixed maturities, consistent with ASC 820-10-50-2bbb, the Company proposes to further modify its FVM Footnote, beginning with the 2015 First Quarter 10-Q. The modified FVM Footnote will include the following description of the methodologies and inputs used in the fair value measure of fixed maturity assets:

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using the market approach, based on prices obtained from third-party commercial pricing services and the Company’s matrix pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows.

•	US Treasuries, Government Agencies and Authorities, States and Municipalities - Fair value is determined principally using third-party commercial pricing services, with the primary inputs being US Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields, and issuer ratings.

•	US/Foreign Public Corporates and Foreign Governments - Fair value is determined principally using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids, and credit spreads off benchmark yields.

•	US/Foreign Private Corporates - Fair values are determined principally using a matrix-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees and the Company’s evaluation of the issuer’s ability to compete in its relevant market.

•	RMBS, CMBS and ABS - Fair value is determined principally using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche, and the vintage of the loans underlying the security.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (770) 980-6578 if you require further information or wish to discuss our response to the comment letter.

Sincerely,

/s/ STEVEN T. PIERSON
Steven T. Pierson
Chief Accounting Officer